Exhibit 99.1

Harry Winston Diamond Corporation Reports Fiscal 2013 First Quarter Results

TORONTO, CANADA (June 6, 2012) – Harry Winston Diamond Corporation (TSX: HW, NYSE:HWD) (the “Company”) today announced its first quarter Fiscal 2013 results for the quarter ending April 30, 2012.

Robert Gannicott, Chairman and Chief Executive Officer stated, “We have improved sales, operating margins and profitability in all sectors of our business compared to the equivalent quarter of the prior year. The Diavik mine continues its transition to underground mining while jewelry and timepiece sales demonstrate our success in broadening the reach of the brand beyond reliance on a small, ultra high end market.”

First Quarter Highlights:

Consolidated sales increased 34% to $192.5 million for the first quarter compared to $143.9 million for the comparable quarter of the prior year. Operating profit was $18.7 million compared to $4.7 million in the comparable quarter of the prior year. EBITDA increased 77% to $44.2 million compared to $25.0 million in the comparable quarter of the prior year.

For the mining segment rough diamond sales for the quarter rose 43% to $89.0 million, versus $62.0 million in the comparable quarter of the prior year. The increase was due to a 116% increase in the quantity of carats sold. This was primarily the result of the sale of almost all of the remaining lower priced goods originally held back in inventory by the Company at October 31, 2011, as well as higher production in the first calendar quarter compared to the comparable quarter of the prior year.

The Company sold approximately 1.0 million carats for an average price of $88 per carat compared to approximately 0.5 million carats for an average price per carat of $132 in the comparable quarter of the prior year. The 34% decrease in the Company’s achieved average rough diamond prices in the first quarter resulted from a combination of three factors:

The sale of the lower priced goods originally held back in inventory by the Company at October 31, 2011.

The Company’s decision to hold back some higher priced goods in the first quarter of fiscal 2013 due to an observed imbalance in the rough and polished diamond prices for these goods.

The Company's January 2012 sale straddled the fiscal 2012 year-end, with the lower priced portion of the sale, which occurs in India, pushed into the first quarter.

Had the Company sold only the last production shipped for the first quarter, the estimated achieved price would have been approximately $125 per carat based on the prices achieved in the March/April 2012 sale.

Rough diamond production for the calendar quarter ended March 31, 2012 was 1.6 million carats compared to 1.4 million carats in the calendar quarter of the prior year (on a 100% basis).

Luxury brand segment sales increased 26% (26% at constant exchange rates) to $103.5 million compared to $81.9 million in the comparable quarter of the prior year. Operating profit increased 68% to $7.1 million in the first quarter compared to $4.2 million in the comparable quarter of the prior year. The increase was primarily driven by positive mix with increased sales of higher-margin access and core products.

Consolidated net profit attributable to shareholders for the first quarter was $11.6 million or $0.14 per share compared to net profit attributable to shareholders of $3.6 million or $0.04 per share in the comparable quarter of the prior year.

Fiscal 2013 First Quarter Financial Summary

(US$ in millions except Earnings per Share amounts)

	Three months	Three months
	ended	ended
	Apr. 30, 2012	Apr. 30, 2011
Sales	$192.5	$143.9
- Mining Segment	89.0	62.0
- Luxury Brand Segment	103.5	81.9
Operating profit (loss)	18.7	4.7
- Mining Segment	16.4	4.0
- Luxury Brand Segment	7.1	4.2
- Corporate Segment	(4.8)	(3.5)
Net profit	11.6	3.6
Earnings per share	$0.14	$0.04

Complete financial statements, MD&A and a discussion of risk factors are included in the accompanying release.

Outlook

A mine plan and budget for calendar 2012 has been approved by Rio Tinto plc, the operator of the Diavik Diamond Mine, and the Company. The plan for calendar 2012 Diavik Diamond Mine production remains at approximately 8.3 million carats (100% basis). Looking beyond calendar 2012, the objective is to fully utilize processing capacity with a combination of production from the underground portions of A-154 South, A-154 North and A-418 supplemented by the A-21 open pit. The A-21 pre-feasibility study currently being undertaken assumes that the A-21 pipe will be mined with the open pit methods used for the other pipes. A dyke would be constructed similar to the two other pits but smaller in size. Detailed plans are still being refined and optimized although no underground mining is being planned. The capital expenditures are estimated to be in the region of $500 million (100% basis) at an assumed average Canadian/US dollar exchange rate of $1.00. The Company still expects that the A-21 pipe, if mined together with the other pipes, would have a positive net present value.

The Company expects that global demand for luxury jewelry and watch products will continue to increase. However, the sovereign debt crisis in Europe and the slowdown in the growth of China’s economy are challenges that may impact the demand for luxury jewelry and watch products in the near term. The Company remains confident that the introduction of its new watch and jewelry products, supported by a strong advertising campaign, will contribute to sales growth. Continued expansion of the distribution network in prime locations around the world should allow the Company to benefit from the increasing mobility of high-end luxury consumers. A second, directly operated salon in London, United Kingdom, is expected to be opened by the middle of the fiscal year. A new licensed salon was opened in Moscow, Russia in May 2012, and an additional licensed salon is expected to be opened during fiscal 2013, in Kuwait City, Kuwait. The Company plans to expand by 30 wholesale watch doors to more than 220 doors by the end of fiscal 2013.

Conference Call and Webcast

Beginning at 8:30AM (ET) on Thursday, June 7th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 800-510-9661 within North America or 617-614-3452 from international locations and entering passcode 64912203.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, June 21, 2012 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 41756064.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com
Ms. Laura Kiernan, Director, Investor Relations – (212) 315-7934 or lkiernan@harrywinston.com
Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@harrywinston.com